

Winston Damarillo · 3rd

INCLUSIVE Fintech Venture Builder ; G2000 Enterprise Transformation Executive, Silicon Valley Technology Entrepreneur and World Economic Forum Leader (YGL)

Manhattan Beach, California, United States · Contact info

500+ connections

Talino Venture Labs

University of Oxford - Said Business School

Experience

Chief Executive Officer
Talino Venture Labs · Full-time
Jan 2019 – Present · 2 yrs 10 mos
Singapore

Global Venture Builder with offices in the USA, Southwest Asia and Middle East

Chief Strategy Officer
PLDT · Full-time
May 2015 – Oct 2018 · 3 yrs 6 mos

PLDT is a leading Telecommunications Corporation in Southeast Asia with over 50M Subscribers

Founder and Chairman
Amihan Global Strategies (AGSX) · Full-time
Apr 2015 – Jan 2018 · 2 yrs 10 mos
ASEAN

Pioneering Digital Transformation Company in Southeast Asia and Middle East Markets

CEO
Simula Venture Labs · Full-time
Jun 2007 – Oct 2013 · 6 yrs 5 mos

Simula is an incubator and venture builder for disruptive open source projects

CEO and Founder
Gluecode Software
Sep 2001 – May 2005 · 3 yrs 9 mos
Los Angeles

Gluecode brought to market a leading Open Source Java Application Server from the Apache Software Foundation (ASF) .. Acquired by IBM Corporation in 2005.

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Education

University of Oxford - Said Business School
Executive Program, Transformational Leadership
2014 – 2014

Program specific to the World Economic Forum Young Global Leaders

Massachusetts Institute of Technology
Executive Education, Enterprise Transformation
2013 – 2013

Harvard University, John F. Kennedy School of Government
Executive Program, Global Leadership and Public Policy
2011 – 2011

Program specific to the World Economic Forum Young Global Leaders

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